Exhibit 99.1

Momo Inc. Announces Proposed Offering of US$650 Million Convertible Senior Notes

BEIJING, CHINA, June 26, 2018 — Momo Inc. (“Momo” or the “Company”) (NASDAQ: MOMO), a leading mobile social networking platform in China, today announced that it proposes to offer US$650 million in aggregate principal amount of convertible senior notes due 2025 (the “Notes”) (the “Offering”). The Notes will mature on July 1, 2025. The conversion rate and other terms of the Notes have not been finalized and will be determined at the time of pricing of the Offering. The Company intends to grant the initial purchasers in the Offering a 30-day option to purchase up to an additional US$100 million principal amount of the Notes. The Offering is subject to market conditions and other factors.

The Notes will be convertible into Momo’s American depositary shares (“ADSs”), at the option of the holders, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the second business day immediately preceding the maturity date. Momo will not have the right to redeem the Notes prior to maturity, except in the event of certain changes to the tax laws or their application or interpretation. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes in cash on July 1, 2023, or in the event of certain fundamental changes.

The Company plans to use the net proceeds of the Offering to (i) repay the US$300 million bank loan facility it entered into in May 2018 to partially finance its acquisition of Tantan Limited (“Tantan”), (ii) pay the outstanding consideration for the Tantan acquisition, as well as to invest in Tantan’s business development initiatives and (iii) invest in various business development initiatives for the Momo platform, including the purchase of intellectual property for Momo’s live video and mobile games services. The remaining net proceeds of the Offering will be used to support the Company’s ongoing working capital needs.

The Notes, the ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been registered under the Securities Act of 1933 (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and/or to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Offering of the Notes, and there can be no assurance that the Offering will be completed.

Safe Harbor Statement

This press release contains forward-looking statements, including forward-looking statements about the Offering, including its terms and the expected use of proceeds of the Offering. Momo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the risk that Momo is unable to complete the Offering on the expected terms, or at all, risks related to market conditions, the risk that Momo is unable to or does not use the proceeds of the Offering as expected, risks related to our ability to execute our goals, strategies and future business development, a decline in the growth of mobile social networking platforms in China, a decline in the demand for our services, the size of our user base and level of user engagement, competition in our industry, technological challenges, changes in relevant government policies and regulations and other risks included in Momo’s annual report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 26, 2018 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Momo assumes no obligation to update such information, except as required under applicable law.

About Momo Inc.

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. In addition, in May 2018, Momo completed its acquisition of Tantan, a leading social and dating app for the younger generation that was founded in 2015. Tantan, whose primary users consist of young Chinese singles, is designed to help its users find and establish romantic connections, as well as meet interesting people.

Contact:

Investor Relations

Momo Inc.

Phone: +86 10 5731-0538

Email: ir@immomo.com